Exhibit 99.5

Gewone Algemene Vergadering van 25 april 2023 Annual Shareholders’ Meeting of 25 April 2023

Volmacht (enkel te gebruiken door aandeelhouders)	Proxy (to be used by shareholders only)

De ondergetekende:	The undersigned:
(Naam en adres / Name and address)

hierin optredend als lastgever,

eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht, met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België en ingeschreven in het Rechtspersonenregister (RPR Antwerpen, afdeling Mechelen) onder het nummer 0466.460.429) (de “Vennootschap”):

herein acting as grantor of a proxy,

owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium, with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and registered with the Register of Legal Entities (RLE Antwerp, division Mechelen) under the number 0466.460.429) (the “Company”):

(Aantal aandelen / Number of shares)

stelt hiermee aan tot zijn / haar bijzondere volmachtdrager, met recht van indeplaatsstelling:	herewith appoints as his / her special proxy holder, with power of substitution:

Valeria Cnossen, General Counsel van/of Galapagos NV, p/a Generaal De Wittelaan L11 A3, 2800 Mechelen, België/Belgium
(Naam en adres van de gevolmachtigde / Name and address of the proxy holder)

hierna de “volmachtdrager”,	hereinafter the “proxy holder”,

aan wie hij / zij volmacht geeft tot bijwoning van, en uitoefening van de stemrechten op, de Gewone Algemene Vergadering van de Vennootschap, die zal worden gehouden op dinsdag 25 april 2023, om 14.00 uur (Belgische tijd) en op de zetel van de Vennootschap, alsook elke andere Algemene Vergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van verdaging of uitstel, in naam en voor rekening van de ondergetekende, met als bedoeling om de hierna uiteengezette agenda in overweging te nemen en, voor dit doel, deel te nemen aan de beraadslaging, te stemmen ofwel zich te onthouden, alle aanwezigheidslijsten, notulen of enig andere stukken te ondertekenen, woonplaats te kiezen, subdelegatie te geven, en meer in het algemeen te doen wat nuttig of nodig wordt geacht door de volmachtdrager voor de uitvoering van deze volmacht.	to whom he / she gives power of attorney to attend, as well as to exercise voting rights, at the Annual Shareholders’ Meeting of the Company, to be held on Tuesday 25 April 2023, at 2.00 p.m (Belgian time) and at the registered office of the Company, as well as at any other Shareholders’ Meeting with the same agenda that may be convened subsequently as a result of adjournment or delay, in the name of and on behalf of the undersigned, for the purpose of considering the agenda set forth below and, for this purpose, to participate in the deliberation, to vote or abstain, to sign all attendance lists, minutes or any other documents, to elect domicile, to sub-delegate authority, and more generally to do anything the proxy holder deems useful or necessary for the exercise of this proxy.

Ingeval dat, overeenkomstig artikel 7:130 van het Wetboek van Vennootschappen en Verenigingen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat onderhavige volmacht ter kennis van de Vennootschap is gebracht, zal de volmachtdrager ook over deze nieuwe agendapunten kunnen stemmen voor zover de volmachtdrager daarbij geen ander belang dan het belang van ondergetekende aandeelhouder nastreeft. De volmachtformulieren die de Vennootschap bereiken voorafgaand aan de publicatie van de gewijzigde agenda, blijven geldig voor de agendapunten waarop de volmachten betrekking hebben, doch evenwel onder voorbehoud van de toepasselijke wetgeving.	If, pursuant to article 7:130 of the Code of Companies and Associations, new items to be dealt with are included in the agenda after the present proxy form has been submitted to the Company, the proxy holder shall be entitled to vote on such new agenda items insofar as the proxy holder, by doing so, does not pursue another interest than the interest of the undersigned shareholder. Proxies that reach the Company prior to the publication of the amended agenda remains valid for the agenda items to which the proxies apply, subject, however, to applicable law.

Deze volmacht is geen verzoek tot verlening van volmacht overeenkomstig de bepalingen van artikelen 7:144 of 7:145 van het Wetboek van Vennootschappen en Verenigingen.	This proxy does not constitute a proxy solicitation in accordance with the provisions of articles 7:144 or 7:145 of the Companies and Associations Code.

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Gewone Algemene Vergadering van 25 april 2023 Annual Shareholders’ Meeting of 25 April 2023

Deze volmacht dient handgeschreven of elektronisch te worden ondertekend. Indien gebruik wordt gemaakt van de mogelijkheid om dit formulier elektronisch te tekenen, dient het te gaan om een elektronische handtekening in de zin van artikel 3.10 van Verordening (EU) Nr. 910/2014 van het Europees Parlement en de Raad van 23 juli 2014 betreffende elektronische identificatie en vertrouwensdiensten voor elektronische transacties in de interne markt en tot intrekking van Richtlijn 1999/93/EG, zoals gewijzigd, hetzij een gekwalificeerde elektronische handtekening in de zin van artikel 3.12 van dezelfde Verordening.	This proxy should be signed either in handwriting or electronically. If the opportunity to sign this proxy form electronically is made use of, it must be an electronic signature within the meaning of article 3.10 of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended, or a qualified electronic signature within the meaning of article 3.12 of the same Regulation.

Agenda

1.Kennisname en bespreking van (a) het jaarverslag van de Raad van Bestuur betreffende de statutaire en geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2022, en (b) het verslag van de commissaris betreffende de statutaire jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2022	1.Acknowledgement and discussion of (a) the annual report of the Board of Directors in relation to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2022, and (b) the report of the statutory auditor in relation to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2022

2.Kennisname en goedkeuring van de statutaire jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2022, alsook goedkeuring van de door de Raad van Bestuur voorgestelde bestemming van het jaarresultaat	2.Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2022, and approval of the allocation of the annual result as proposed by the Board of Directors

Voorstel van besluit: De algemene vergadering besluit de statutaire jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2022, alsook de door de Raad van Bestuur voorgestelde bestemming van het jaarresultaat goed te keuren.	Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2022, and the allocation of the annual result as proposed by the Board of Directors.

Agendapunt 2 - Steminstructie:	Agenda item 2 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

3.Kennisname en bespreking van het verslag van de commissaris betreffende de geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2022	3.Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2022

4.Kennisname en bespreking van de geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2022	4.Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2022

5.Kennisname en goedkeuring van het remuneratieverslag	5.Acknowledgement and approval of the remuneration report

Voorstel van besluit: De algemene vergadering besluit om het remuneratieverslag opgenomen in het jaarverslag van de Raad van Bestuur over het boekjaar afgesloten op 31 december 2022, goed te keuren.	Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report included in the annual report of the Board of Directors for the financial year ended on 31 December 2022.

Agendapunt 5 - Steminstructie:	Agenda item 5 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

6.Kwijting aan de leden van de Raad van Bestuur, de leden van de voormalige Raad van Toezicht en de commissaris voor de uitoefening van hun respectieve mandaten tijdens het boekjaar afgesloten op 31 december 2022	6.Release from liability to be granted to the members of the Board of Directors, the members of the former Supervisory Board, and the statutory auditor for the performance of their respective mandates during the financial year ended on 31 December 2022

Voorstel van besluit: De algemene vergadering besluit, bij afzonderlijke stemming, om kwijting van aansprakelijkheid te geven aan elk lid van de Raad van Bestuur, aan elk lid van de voormalige Raad van Toezicht en aan de commissaris voor de uitoefening van hun respectieve mandaten tijdens het boekjaar afgesloten op 31 december 2022.	Proposed resolution: The shareholders’ meeting resolves, by a separate vote, to release each member of the Board of Directors, each member of the former Supervisory Board, and the statutory auditor from any liability arising from the performance of their respective mandates during the financial year ended on 31 December 2022.

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Gewone Algemene Vergadering van 25 april 2023 Annual Shareholders’ Meeting of 25 April 2023

Agendapunt 6 - Steminstructie:	Agenda item 6 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

7.Bezoldiging van de commissaris voor het boekjaar afgesloten op 31 december 2022	7.Remuneration of the statutory auditor for the financial year ended on 31 December 202

Voorstel van besluit: De algemene vergadering besluit om de verhoging van de jaarlijkse bezoldiging van de commissaris van €769.610 (BTW en onkosten exclusief), zoals goedgekeurd door de gewone algemene vergadering van 28 april 2020, tot €1.127.098 (BTW en onkosten exclusief) voor de audit van de statutaire en geconsolideerde jaarrekening over het boekjaar afgesloten op 31 december 2022 goed te keuren. Deze stijging is voornamelijk het gevolg van het feit dat de omvang van de audit activiteiten uitgevoerd door de commissaris zijn verruimd als gevolg van het opvoeren van de commerciële activiteiten van Galapagos in 2022, alsook de gedane overnames.	Proposed resolution: The shareholders’ meeting resolves to approve the increase of the annual remuneration of the statutory auditor from €769,610 (VAT and expenses exclusive), as approved by the ordinary shareholders’ meeting of 28 April 2020, to €1,127,098 (VAT and expenses exclusive) for the audit of the non-consolidated and consolidated accounts for the financial year ended on 31 December 2022. This increase mainly results from the fact that the scope of the audit activities performed by the statutory auditor was broadened as a result of Galapagos’ commercial activities ramping up in 2022, as well as the acquisitions made.

Agendapunt 7 - Steminstructie:	Agenda item 7 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

8.Benoeming van de commissaris	8.Appointment of statutory auditor

Voorstel van besluit: In overeenstemming met de aanbeveling van het Auditcomité en op voorstel van de Raad van Bestuur, besluit de algemene vergadering om (a) BDO Bedrijfsrevisoren BV, met haar zetel te Da Vincilaan 9/E.6, 1930 Zaventem en geregistreerd in de Kruispuntbank van Ondernemingen (RPR Brussel, Nederlandstalige afdeling) onder het nummer 0431.088.289, vast vertegenwoordigd door Ellen Lombaerts, te benoemen als commissaris van de Vennootschap voor een termijn van 3 jaar, en (b) de jaarlijkse vergoeding van BDO Bedrijfsrevisoren BV voor haar mandaat als commissaris van de Vennootschap te bepalen op €852.000 (exclusief BTW, indien relevant) per jaar. Dergelijk mandaat zal onmiddellijk verstrijken na de gewone algemene vergadering die in 2026 zal worden gehouden, en die zal hebben beslist omtrent de jaarrekening van de Vennootschap over het boekjaar af te sluiten op 31 december 2025.	Proposed resolution: In accordance with the recommendation of the Audit Committee and upon proposal of the Board of Directors, the shareholders’ meeting resolves (a) to appoint BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Enterprise Database (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts, as statutory auditor of the Company for a period of 3 years, and (b) to determine the annual remuneration of BDO Bedrijfsrevisoren BV for its mandate as statutory auditor of the Company at €852,000 (if any, VAT exclusive) per year. Such mandate will expire immediately after the annual shareholders’ meeting to be held in 2026 which will have decided upon the Company’s annual accounts for the financial year to be ended on 31 December 2025.

Agendapunt 8 - Steminstructie:	Agenda item 8 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

9.Herbenoeming van dhr. Peter Guenter als onafhankelijk bestuurder	9.Re-appointment of Mr. Peter Guenter as independent director

Voorstel van besluit: Op voorstel van de Raad van Bestuur en in overeenstemming met het advies van het Benoemingscomité, besluit de algemene vergadering om (a) dhr. Peter Guenter te herbenoemen als onafhankelijk lid van de Raad van Bestuur van de Vennootschap, voor een periode van 4 jaar vanaf heden, die een einde zal nemen onmiddellijk na de gewone algemene vergadering te houden in 2027, en (b) zijn mandaat als	Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the advice of the Nomination Committee, the shareholders’ meeting resolves (a) to re-appoint Mr. Peter Guenter as an independent member of the Board of Directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2027, and (b) to confirm his

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Gewone Algemene Vergadering van 25 april 2023 Annual Shareholders’ Meeting of 25 April 2023

onafhankelijk lid van de Raad van Bestuur te bevestigen doordat (i) dhr. Peter Guenter beantwoordt aan de onafhankelijkheidscriteria uiteengezet in artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen en bepaling 3.5 van de Belgische Corporate Governance Code 2020, en (ii) dhr. Peter Guenter uitdrukkelijk heeft verklaard geen (en de Raad van Bestuur evenmin kennis heeft van) banden te hebben met de Vennootschap of een belangrijke aandeelhouder, die zijn onafhankelijkheid in het gedrang zou kunnen brengen. De algemene vergadering besluit bovendien dat het mandaat van dhr. Peter Guenter bezoldigd zal zijn, zoals voorzien voor niet-uitvoerende leden van de Raad van Bestuur in (a) het Remuneratiebeleid goedgekeurd door de gewone algemene vergadering van 26 april 2022, en (b) de notulen van de gewone algemene vergadering van 28 april 2020.	mandate as an independent member of the Board of Directors since (i) Mr. Peter Guenter meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, and (ii) Mr. Peter Guenter has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with his independence. The shareholders’ meeting also resolves that the mandate of Mr. Peter Guenter is remunerated as provided for non-executive members of the Board of Directors in (a) the Remuneration Policy, approved by the ordinary shareholders’ meeting of 26 April 2022, and (b) the minutes of the ordinary shareholders’ meeting of 28 April 2020.

Agendapunt 9 - Steminstructie:	Agenda item 9 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

10. Herbenoeming van dhr. Daniel O’Day als bestuurder	10. Re-appointment of Mr. Daniel O’Day as director

Voorstel van besluit: Op voorstel van de Raad van Bestuur en in overeenstemming met het advies van het Benoemingscomité, besluit de algemene vergadering om dhr. Daniel O’Day te herbenoemen als niet-onafhankelijk lid van de Raad van Bestuur van de Vennootschap, voor een periode van 4 jaar vanaf heden, die een einde zal nemen onmiddellijk na de gewone algemene vergadering te houden in 2027. De algemene vergadering besluit bovendien dat het mandaat van dhr. Daniel O’Day als bestuurder van de Vennootschap niet bezoldigd zal zijn.	Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the advice of the Nomination Committee, the shareholders’ meeting resolves to re-appoint Mr. Daniel O’Day as a non-independent member of the Board of Directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2027. The shareholders’ meeting of the Company also resolves that the mandate of Mr. Daniel O’Day as director of the Company will not be remunerated.

Agendapunt 10 - Steminstructie:	Agenda item 10 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

11. Herbenoeming van Dr. Linda Higgins als bestuurder	11. Re-appointment of Dr. Linda Higgins as director

Voorstel van besluit: Op voorstel van de Raad van Bestuur en in overeenstemming met het advies van het Benoemingscomité, besluit de algemene vergadering om Dr. Linda Higgins te herbenoemen als niet-onafhankelijk lid van de Raad van Bestuur van de Vennootschap, voor een periode van 4 jaar vanaf heden, die een einde zal nemen onmiddellijk na de gewone algemene vergadering te houden in 2027. De algemene vergadering besluit bovendien dat het mandaat van Dr. Linda Higgins als bestuurder van de Vennootschap niet bezoldigd zal zijn.	Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the advice of the Nomination Committee, the shareholders’ meeting resolves to re-appoint Dr. Linda Higgins as a non-independent member of the Board of Directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2027. The shareholders’ meeting of the Company also resolves that the mandate of Dr. Linda Higgins as director of the Company will not be remunerated.

Agendapunt 11 - Steminstructie:	Agenda item 11 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

De ondergetekende is er uitdrukkelijk mee akkoord dat:

(i) bij afwezigheid van steminstructies voor enig agendapunt, ofwel in het geval dat er, om welke reden dan ook, enige onduidelijkheid inzake de steminstructies zou ontstaan, de volmachtdrager altijd “voor” het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven, en dat dit een specifieke steminstructie geacht zal zijn in de zin van artikel 7:143 §4 2° van het Wetboek van Vennootschappen en Verenigingen;

The undersigned expressly agrees that:

(i) in the absence of voting instructions for any agenda item, or if, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote “in favor” of the proposal for such items for which no or an unclear voting instruction is given, and that this will be deemed to be a specific voting instruction in the sense of article 7:143 §4 2° of the Companies and Associations Code;

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Gewone Algemene Vergadering van 25 april 2023 Annual Shareholders’ Meeting of 25 April 2023

(ii)  de volmachtdrager een lid van het personeel van Galapagos NV (of een met haar verbonden vennootschap) is, en heeft bijgevolg een potentieel belangenconflict zoals bepaald in artikel 7:143, §4 van het Wetboek van Vennootschappen en Verenigingen; en

(iii)  de Engelse versie van deze volmacht slechts een vrije vertaling voor informatiedoeleinden betreft, en dat de Nederlandstalige versie altijd voorrang heeft op de Engelse versie.

De onderhavige volmacht zal eveneens gelden als aanmelding in de zin van artikel 7:134 van het Wetboek van Vennootschappen en Verenigingen.

(ii)  the proxyholder is a member of the personnel of Galapagos NV (or any of its affiliated companies), and therefore has a potential conflict of interest as provided for in article 7:143, §4 of the Companies and Associations Code; and

(iii)  the English version of this proxy is a free translation for information purposes only, and that the Dutch version shall at all times prevail over the English translation.

This proxy shall also serve as notification within the meaning of article 7:134 of the Companies and Associations Code.

Goed voor volmacht:	Good for proxy:

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

Het ondertekend volmachtformulier dient Galapagos NV te bereiken uiterlijk op 19 april 2023. Deze moet worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. mw. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).	The signed proxy form must reach Galapagos NV on 19 April 2023 at the latest. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Aandeelhouders die zich wensen te laten vertegenwoordigen, moeten ook aan de registratie- en toelatingsvoorwaarden voldoen, zoals beschreven in de oproeping tot de Gewone Algemene Vergadering.	Shareholders who wish to be represented by proxy, must also comply with the registration and admission formalities set out in the convening notice to the Annual Shareholders’ Meeting.

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